UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

SAVE FOODS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

80512Q105

(CUSIP Number)

July 2, 2020

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Amir Uziel (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	591,013 (2)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	591,013 (2)
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 591,013 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Amir Uziel is the officer, sole director, chairman of the board of directors and control shareholder of Amir Uziel Economic Consultant Ltd. (“Uziel Economic Consultant”).

(2)	As of July 7, 2020, Mr. Uziel is the beneficial owner of 591,013 shares of Save Foods, Inc.’s (the “Company”) common stock, par value $0.0001 per share (the “Common Stock”) of which 279,205 shares of Common Stock are held by Uziel Economic Consultant.

(3)	Based on 10,795,723 shares of Common Stock issued and outstanding as of July 7, 2020, as provided by the Company.

Item 1(a)	Name of Issuer:

Save Foods, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Habarzel 7, Tel Aviv, Israel, 6971011

Item 2(a)	Name of Person Filing:

Amir Uziel

Item 2(b)	Address or Principal Business Office or, if none, Residence:

5 Shira Street, Rishon Lezion, Israel 7580237

Item 2(c)	Citizenship:

Israel

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e)	CUSIP Number:

80512Q105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2020	AMIR UZIEL

/s/ Amir Uziel
Amir Uziel